EXHIBIT 99.1

2017 Annual General Meeting

Golar LNG Partners LP advises that its 2017 Annual General Meeting will be held on September 27, 2017.  The record date for voting at the Annual General Meeting is set to August 4, 2017.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP

Hamilton, Bermuda

July 5, 2017